Exhibit 99.2

MAGAL SECURITY SYSTEMS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Ilan Ovadia and Eitan Livneh, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, September 11, 2014 at 10:00 a.m. (Israel time) at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 5610001, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES FOR DIRECTOR IN ITEM 1 TO SERVE THE TERMS SET FORTH IN THE PROXY STATEMENT AND FOR ITEMS 2 THROUGH 4. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEM 2 WILL NOT BE COUNTED UNLESS "YES" OR "NO" HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A  PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGAL SECURITY SYSTEMS LTD.

September 11, 2014

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 THROUGH 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1A.	To elect directors for terms commencing at the Meeting and expiring as set forth in the Proxy Statement.
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	JACOB BERMAN	☐	☐	☐		RON BEN-HAIM	☐	☐	☐
	BARRY STIEFEL	☐	☐	☐		AMI BOEHM	☐	☐	☐
	EITAN LIVNEH	☐	☐	☐		PINCHAS BAREL BUCHRIS	☐	☐	☐
	MARK ROSENBERG	☐	☐	☐		AVRAHAM BIGGER	☐	☐	☐
	DORON STEIGER	☐	☐	☐
	ITZHAK ZORAN	☐	☐	☐
					2.	To approve the terms of compensation, including performance bonuses as set forth in the proxy statement, of Ms. Rinat Gazit, the Company's Senior Vice President Mergers & Acquisitions.	☐	☐	☐
1B.	Upon the expiration of terms of Mark Rosenberg, Doron Steiger and Itzhak Zoran, to elect directors for terms commencing and expiring as set forth in the Proxy Statement.						YES	NO
						Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 2?	☐	☐
	GILLON BECK	☐	☐	☐			FOR	AGAINST	ABSTAIN
	SHMUEL VLODINGER	☐	☐	☐	3.	To ratify and approve the revised retirement terms, as set forth in the proxy statement, of Jacob Even-Ezra, the Company's former Chairman of the Board.	☐	☐	☐

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2014, and to authorize its Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.
							☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person